UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

September 13, 2016

Commission File Number	Exact Name of Registrant as Specified in its Charter, State of Incorporation, Address of Principal Executive Offices and Telephone Number	I.R.S. Employer Identification No.
001-32206	GREAT PLAINS ENERGY INCORPORATED	43-1916803
(A Missouri Corporation)

1200 Main Street

Kansas City, Missouri 64105

(816) 556-2200

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously disclosed in the definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) filed by each of Great Plains Energy Incorporated (“Great Plains Energy”) and Westar Energy, Inc. (“Westar”) on August 25, 2016, Great Plains Energy and the members of its board of directors (the “Great Plains Energy Board”) have been named as defendants in a putative class action complaint filed in Jackson County, Missouri on July 19, 2016. That case is captioned Kolstad v. Bassham et al., Cause No. 1616-CV17525 (the “Missouri Action”).

The complaint in the Missouri Action asserts that the members of the Great Plains Energy Board breached their fiduciary duties of candor in connection with the proposed merger between Great Plains Energy and Westar. The complaint alleges, among other things, that Great Plains Energy’s Form S-4 filed on July 14, 2016 (File No. 333-212513) failed to disclose certain material information. The complaint seeks, among other things, injunctive relief enjoining the shareholder vote on the merger and an award for costs, including attorneys’ fees and experts’ fees. A motion for a preliminary injunction enjoining the shareholder vote was filed with the complaint on July 19, 2016 (the “Injunction Motion”).

The defendants believe that the claims asserted against them are without merit. To reduce certain burdens, expenses and uncertainties caused by the Missouri Action and the Injunction Motion, however, Great Plains Energy mooted certain of the alleged omissions described in the complaint by disclosing certain additional information in the Joint Proxy Statement/Prospectus regarding operating efficiencies projected to result from the merger and information regarding compensation received by Great Plains Energy’s financial advisor.

On September 13, 2016, the parties in the Missouri Action agreed that in exchange for the plaintiff agreeing to withdraw the Injunction Motion, Great Plains Energy would make additional supplemental disclosures to the Joint Proxy Statement/Prospectus, all of which are set forth below, to eliminate certain burdens, expenses and uncertainties caused by the Injunction Motion. This agreement does not release or otherwise prejudice any potential claims of any member of the putative class and does not constitute any admission by any of the defendants as to the merits of any claims.

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS

In exchange for the withdrawal of the Injunction Motion, Great Plains Energy has agreed to make these supplemental disclosures to the Joint Proxy Statement/Prospectus. This supplemental information should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety. Defined terms used but not defined below have the meanings set forth in the Joint Proxy Statement/Prospectus.

1.	The section of the Joint Proxy Statement/Prospectus entitled “Forward-Looking Financial Information—Great Plains Energy Forward-Looking Financial Information” that appears on pages 94 and 95 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the table on page 94 of the Joint Proxy Statement/Prospectus with the following table, which adds three line items (Net cash from operating activities, Other cash used for investing activities, and Free cash flow) and footnote (2):

	Year Ended December 31
	2016E	2017E	2018E	2019E	2020E
	(in millions, except per share amounts)
Net income	$267	$268	$267	$318	$318
Interest expense	$209	$210	$203	$189	$183
Income tax expense	$155	$164	$162	$193	$189
Depreciation and amortization expense	$349	$363	$382	$396	$405

Earnings before interest, taxes, depreciation and amortization(1)	$980	$1,005	$1,014	$1,096	$1,095

Earnings available for common shareholders	$265	$267	$266	$316	$316
Diluted earnings per common share	$1.72	$1.72	$1.72	$2.04	$2.08
Net cash from operating activities	$894	$919	$892	$985	$1,027
Utility capital expenditures	$680	$581	$541	$573	$668
Other cash used for investing activities	$87	$75	$54	$33	$21

Free cash flow(2)	$127	$263	$297	$379	$338

(1)	Earnings before interest, taxes, depreciation and amortization, which is defined as net income plus interest expense, income tax expense, depreciation expense and amortization expense, is a non-GAAP financial, as it excludes amounts included in net income, the most directly comparable measure calculated and presented in accordance with GAAP. This measure should not be considered as an alternative to net income, operating income, or other performance measures derived in accordance with GAAP. Great Plains Energy’s computation of this measure may differ from similarly titled measures used by others.

(2)	Free cash flow is defined as net cash from operating activities less utility capital expenditures and other cash used for investing activities. Great Plains Energy’s computation of this measure may differ from similarly titled measures used by others.

2.	The section of the Joint Proxy Statement/Prospectus entitled “Forward-Looking Financial Information—Westar Forward-Looking Financial Information” that appears on pages 96 and 97 of the Joint Proxy Statement/Prospectus is hereby supplemented as follows: replace the table on page 96 of the Joint Proxy Statement/Prospectus with the following table, which adds three line items (Net cash from operating activities, Other cash used for investing activities, and Free cash flow) and footnote (3):

	Year Ended December 31
	2016E	2017E	2018E	2019E	2020E
	(in millions, except per share amounts)
Net income	$369	$365	$367	$399	$414
Interest expense	$172	$185	$188	$189	$188
Income tax expense	$207	$162	$156	$193	$201
Depreciation and amortization expense	$342	$385	$401	$426	$439

Earnings before interest, taxes, depreciation and amortization(1)	$1,090	$1,097	$1,112	$1,207	$1,242

Earnings available for common shareholders	$358	$352	$352	$389	$402
Diluted earnings per common share(2)	$2.51	$2.46	$2.45	$2.70	$2.78
Net cash from operating activities	$898	$935	$909	$969	$899
Utility capital expenditures	$1,078	$889	$735	$716	$796
Other cash used for investing activities	$9	$9	$9	$9	$9

Free cash flow(3)	$(189)	$37	$165	$244	$94

(1)	Earnings before interest, taxes, depreciation and amortization, which is defined as net income plus interest expense, income tax expense, depreciation expense and amortization expense, is a non-GAAP financial measure, as it excludes amounts included in net income, the most directly comparable measure calculated and presented in accordance with GAAP. This measure should not be considered as an alternative to net income, operating income, or other performance measures derived in accordance with GAAP. Westar’s computation of this measure may differ from similarly titled measures used by others.
(2)	Great Plains Energy’s management provided Goldman Sachs with projected earnings per share of Westar common stock of $2.52, $2.47, $2.46, $2.70 and $2.78 for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively, which management of Great Plains Energy calculated using the forward-looking information that Westar provided to Great Plains Energy.
(3)	Free cash flow is defined as net cash from operating activities less utility capital expenditures and other cash used for investing activities. Westar’s computation of this measure may differ from similarly titled measures used by others.

Forward Looking Statements

Statements made in this Current Report on Form 8-K that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy’s proposed acquisition of Westar, shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties are discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Great Plains Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-212513), which was declared effective by the SEC, and a definitive joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, each of which is publicly available, and Great Plains Energy and Westar have filed and may file other documents regarding the proposed transaction with the SEC. Great Plains Energy and Westar have mailed to their respective shareholders the definitive joint proxy statement/prospectus in connection with the transaction. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION.

Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 19, 2016

GREAT PLAINS ENERGY INCORPORATED

By:	/s/ Ellen E. Fairchild
Name:	Ellen E. Fairchild
Title:	Vice President, Chief Compliance Officer and Corporate Secretary